Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

STATE/JURISDICTION OF
	INCORPORATION/	NAME UNDER WHICH
NAME OF SUBSIDIARY	ORGANIZATION	BUSINESS IS CONDUCTED
Quicksilver Gas Services Operating LLC	Delaware	Quicksilver Gas Services Operating LLC
Quicksilver Gas Services Operating GP LLC	Delaware	Quicksilver Gas Services Operating GP LLC
Cowtown Gas Processing Partners L.P.	Texas	Cowtown Gas Processing Partners L.P.
Cowtown Pipeline Partners L.P.	Texas	Cowtown Pipeline Partners L.P.